Exhibit 2.1

FIRST AMENDMENT TO THE

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This First Amendment (this “Amendment”) to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of November 21, 2022, by and among GRAYBUG VISION, INC., a Delaware corporation (“Parent”), CAMARO MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and CALCIMEDICA, INC., a Delaware corporation (the “Company”), is made and entered into as of February 10, 2023. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, on November 21, 2022, Parent, Merger Sub and the Company entered into the Merger Agreement; and

WHEREAS, in accordance with and as permitted by Section 10.2 of the Merger Agreement, the parties hereto desire to amend the Merger Agreement as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Amendment to the Merger Agreement. The parties agree that Exhibit A (Certain Definitions) of the Merger Agreement is hereby amended to add a new defined term and definition as follows:

“Graybug Notes” means those certain promissory notes issued and delivered by the Company to Parent in an aggregate principal amount of up to $2,000,000.00, pursuant to that certain Note Purchase Agreement, by and between the Company and Parent, dated February 10, 2023.”

2. Amendment to the Merger Agreement. The parties agree that the definition of “Parent Net Cash” in Exhibit A (Certain Definitions) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Parent Net Cash” means, without duplication and consistent with Schedule I, (a) the sum of Parent’s and its consolidated Subsidiaries’ cash and cash equivalents, marketable securities, accounts, interest and other receivables, deposits and short and long term investments, in each case as of the Anticipated Closing Date (excluding the proceeds to be received in connection with the Private Placement), determined in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent Balance Sheet, minus (b) the sum of Parent’s and its consolidated Subsidiaries’ short and long term liabilities accrued at Closing, in each case as of the Anticipated Closing Date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent Balance Sheet (including the Transaction Expenses payable by Parent to the extent unpaid as of the Closing), minus (c) the cash cost of any unpaid change of control payments or severance, termination, accrued paid time off, retention or similar payments that are or will become due to any current or former employee, director or independent contractor of Parent or its consolidated Subsidiaries in connection with the Closing or the Contemplated Transactions, minus (d) to the extent unpaid at Closing, the cost of the D&O Tail Policy purchased pursuant to Section 5.7(d), minus (e) any fees that are or will become payable by Parent or any of its Subsidiaries to Piper Sandler to the extent unpaid as of the Closing, in such case solely to the extent attributable to the Merger and not the Private Placement (in other words, exclusive of any Licensing Fee or Placement Fee (in each case as defined in that certain letter, dated as of July 2, 2021, by and between Parent and Piper Sandler, as amended)), plus (f) prepaid expenses and receivables that will be utilized by Parent and/or Surviving Corporation on and following the Closing, plus (g) expenses paid, or liabilities incurred, prior to Closing, that will be covered by Parent’s D&O insurance in excess of the deductible, plus (h) any net cash proceeds due to Parent or its consolidated Subsidiaries at Closing or within five (5) days following the Closing from any Asset Dispositions or, as mutually agreed in good faith, otherwise in connection with any Asset Disposition (in each case, net of any Taxes accrued or payable by Parent or its consolidated Subsidiaries that are attributable to such Asset Disposition), and minus (i) an amount reasonably determined by the Company and Parent as a good faith estimate of the aggregate liability of Parent related to any outstanding stockholder litigation, provided that if such aggregate liability exceeds $250,000, then only 50% of the portion that exceeds $250,000 shall be deducted from Parent Net Cash pursuant to this clause (i), provided further that the aggregate liability contemplated by this clause (i) shall not exceed the remaining unsatisfied portion of Parent’s D&O insurance deductible, plus (j) the amount of any outstanding principal and accrued interest under the Graybug Notes as of the Anticipated Closing Date (but in no event shall such amount be counted twice in the calculation of Parent Net Cash).”

3. Amendment to the Merger Agreement. The parties agree that Schedule I (Parent Net Cash) of the Merger Agreement is hereby amended and restated in its entirety as set forth in Schedule I hereto.

4. Miscellaneous.

a. Effect of Amendment. Pursuant to Section 10.2 of the Merger Agreement, the Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent. The Merger Agreement is amended by this Amendment only as specifically provided herein, and the Merger Agreement, as so amended, shall continue in full force and effect. Each reference in the Merger Agreement to “this Agreement”, “herein,” “hereof,” “hereunder” or words of similar import shall hereafter be deemed to refer to the Merger Agreement as amended hereby (except that references in the Merger Agreement to the “date hereof” or “date of this Agreement” or words of similar import shall continue to mean November 21, 2022). References to the Merger Agreement in this Amendment and in any ancillary agreements or documents delivered in connection with the Merger Agreement or contemplated thereby, shall refer to the Merger Agreement as amended hereby.

b. Authorization and Validity. Each party to this Amendment hereby represents and warrants to the other parties hereto that: (a) such party has the requisite power and authority to execute and deliver this Amendment, to perform their obligations hereunder and to consummate the transactions contemplated hereby, (b) the execution and delivery of this Amendment has been duly and validly authorized by all necessary action of such party, and (c) this Amendment will be duly executed and delivered by such party and, assuming due execution and delivery by each of the other parties hereto, constitutes the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

c. Counterparts; Exchanges by Electronic Transmission. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in ..PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

d. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws.

e. Miscellaneous. Sections 10.2, 10.4, 10.5 and 10.7 through 10.13 of the Merger Agreement shall apply mutatis mutandis to this Amendment.

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IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to the Agreement and Plan of Merger and Reorganization to be executed as of the date first written above.

GRAYBUG VISION, INC.

By:	/s/ Frederic Guerard
Name:	Frederic Guerard
Title:	Chief Executive Officer

CAMARO MERGER SUB, INC.

By:	/s/ Frederic Guerard
Name:	Frederic Guerard
Title:	Chief Executive Officer

CALCIMEDICA, INC.

By:	/s/ A. Rachel Leheny
Name:	A. Rachel Leheny
Title:	Chief Executive Officer

[Signature Page to First Amendment to the Merger Agreement]

Schedule I

[Reserved]